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August 13, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. H. Christopher Owings, Assistant Director

Re:                                                                               Innovo Group Inc. Response to Comment Letter dated August 4, 2007

Dear Mr. Owings:

Innovo Group Inc., a Delaware corporation (the “Company” or “Innovo Group”), hereby submits responses to your Comment Letter to the Company dated August 4, 2007 (the “Comment Letter”) relating to the following filings:

1.                                       Preliminary Proxy Statement on Schedule 14A filed on July 5, 2007, SEC File No.  0-18926 (“Preliminary Proxy”).

In addition, Innovo Group has attached a Preliminary Proxy detailing the amendments that it is submitting for filing with the Securities and Exchange Commission (the “SEC”) via EDGAR to fully address all of your comments.  The responses set forth below correspond to the numbered comments in the Comment Letter.  For your convenience, we have included your original comment from the Comment Letter and followed it with our response.

Proposal 1

1.                                      Please revise your discussion here and in the Summary of the Proxy Statement to clearly advise shareholders of the fact that the approval of the Merger with JD Holdings will result in the issuance of 14 million shares and disclose the percentage control that Mr. Dahan will be able to exercise upon issuance of such shares.  Clearly state that he will be the largest shareholder of the company and that he will be in a position to exert significant influence and control over the company as a result of the ownership of such shares.  You mention the effect of dilution in the context of your Risk Factors, however you do not mention this effect and it should be placed prominently in the context of the discussion you provide about the Merger.

5901 South Eastern Avenue, Commerce, CA 90040

(Tele) 323.837.3700 • (Fax) 323.837.3790

www.innovogroup.com

Response:                                        We have revised our disclosure in Proposal 1 and in the Summary of the Proxy Statement as set forth in the marked copy of our Preliminary Proxy attached hereto as Exhibit A (the “Revised Proxy”) so you can easily see the changes we made from our previous disclosure filed in our original Preliminary Proxy.

2.                                      In your question entitled “How do I know if the company is receiving fair value for the assets?” please revise to elaborate upon the fact that the Board considered that the value is fair based upon “the current financial condition and future net sales and prospects for the Joe’s Brand.”  Here or in an appropriate place in the proxy statement, specifically advise shareholders as to how the current financial condition and future net sales and prospects for the Joe’s Brand assisted the Board in this determination.  Provide quantified data, if possible.

Response:                                        We revised our disclosure in our question entitled “How do I know if the company is receiving fair value for the assets?”

Proposal 3

3.                                      In light of the Form 8-K filed on July 24, 2007 and the resignation of Samuel J. Furrow, Jr., please update your discussion here to address whether you plan to nominate a different person to serve as director or if you plan to leave this position vacant.

Response:                                        We revised our disclosure in Proposal 3 to reflect the resignation of Samuel J. Furrow, Jr. on July 23, 2007 and to add to the discussion that we plan to leave this position vacant.

Exhibits B-1 and B-2

4.                                      We note that the opinions provided by the Mentor Group, Inc. state that they “may not be relied upon by any other person or entity….”  We note the limitation on reliance by shareholders.  Because it is inconsistent with the disclosure relating to the opinion, the limitation should be deleted or corrected.  Alternatively, disclose the basis for the belief that shareholders cannot rely on the opinion.  Describe any applicable state law authority addressing the availability of such a potential defense.  Also disclose that resolution of this issue will have no effect on the rights and responsibilities of the board of directors of Innovo Group under applicable state law.  Further, disclose that the availability of such a state law defense to Mentor Group would have no effect on the rights and responsibilities of the company’s board of directors under the federal securities laws.

Response:                                        The Mentor Group has revised the language in its opinions set forth as Exhibits B-1 and B-2, and attached hereto marked to show such changes.  In addition, in light of the change in the language to the opinions, we have revised the disclosure as forth in the Revised Proxy.

In addition, as a result of the passage of time since the filing of the Preliminary Proxy, we updated the relevant sections of the Preliminary Proxy to reflect the filing of our Quarterly Report on Form 10-Q for the period ended May 26, 2007 on July 10, 2007 and the financial statements of JD Holdings for the period ended June 30, 2007.  Accordingly, such revisions are included in the Revised Proxy.

In connection with the response to the Comment Letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We thank you in advance to your time and attention to this response letter.  Should you have any additional questions and/or need additional information please contact me at 323-837-3703 or our counsel Erica McGrady Johnson at Akin Gump Strauss Hauer & Feld LLP at 202-887-4327.

Sincerely,

Innovo Group Inc.

/s/ Marc B. Crossman

Marc Crossman
CEO, President and CFO

cc:                                 Erica McGrady Johnson, Esq., Akin Gump Strauss Hauer & Feld LLP

Kelly Tien, Ernst & Young LLP